Membership Meeting October 21, 2008 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a Member Meeting of the Chicago Board Options Exchange, Incorporated held on October 21, 2008.

2 Welcome Bradley Griffith, Member Vice Chairman Third Quarter 2008 Exchange Financials Edward Joyce, President and COO C2 Initiative and Exchange Performance Bradley Griffith, Member Vice Chairman Exchange Demutualization William Brodsky, Chairman and CEO Q&A Agenda

3 CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

Exchange Financials

5 Financial Results +56% $22.7 $35.4 Net Income +8.1 pts 42.5% 50.6% Operating Margin +48% $41.2 $60.7 Operating Income +7% 55.6 59.4 Total Expenses +24% $ 96.8 $120.1 Total Revenues %CHG 2007 2008 3Q ($ millions) Income Statement

6 Financial Results +55% $59.0 $91.4 Net Income +8.9 pts 40.0% 48.9% Operating Margin +52% $103.7 $157.4 Operating Income +6% 155.6 164.6 Total Expenses +24% $ 259.3 $322.0 Total Revenues %CHG 2007 2008 YTD Sept 30 ($ millions) Income Statement

7 Cash Flow and Members Equity +47% $242.2 $355.1 Total Members' Equity +52% $313.9 $475.9 Total Assets +83% $156.3 $286.8 Cash and Cash Equivalents As of Sept 30 ($ millions) +31% $26.1 $34.3 Capital Expenditures +67% $80.0 $133.8 Cash Flow from Operations %CHG 2007 2008 YTD Sept 30 ($ millions)

C2 Initiative

9 Overview of C2 CBOE is working with the Securities and Exchange Commission (SEC) towards the approval of a new options exchange (“C2”) CBOE has secured a data facility site in the New York area and begun the capital investments and development work necessary to launch C2 in 2009, if approved by the SEC C2 will be a fully electronic options marketplace capable of eventually listing and trading all CBOE products Initial product listings will likely be limited to multiply listed products. C2 will be a wholly owned subsidiary of CBOE, but will have its own board, rules and systems architecture utilizing the CBOEdirect trading platform

10 C2 Drivers CBOE currently competes with six other marketplaces Two exchange holding companies, NYSE Euronext and NASDAQ OMX Group, own and operate multiple markets NYSE Euronext has both the NYSE/ARCA options market and the American Stock Exchange NASDAQ OMX has both the NASDAQ Options Market (NOM) and the Philadelphia Stock Exchange Both NYSE and NASDAQ are able to run two different option market models via their subsidiary exchanges, allowing them to appeal to nearly all segments of the options customer spectrum C2 will allow CBOE to be prepared for an industry where multiple, competing market models coexist and draw volume from different customer groups

11 C2 Next Steps CBOE will be discussing C2 with its members and member firms over the next several months to determine the most advantageous market structure The proposed rules allow for significant flexibility of market models SEC approval, if granted, is not expected before 2Q09 All CBOE members will have access to C2 Having a second exchange license and separate system will allow CBOE greatly expanded capability to design a new marketplace to increase the overall amount of business done at CBOE exchanges

Recent Market Conditions

13 Thus far, CBOE volume has held up well during the extreme market conditions YTD ADV of 4.90 million contracts – 31% above 2007 levels October ADV of 6.92 million contracts – 59% above Oct 2007 September ADV was 6.1 million contracts – 71% above Sep 2007 Management is currently preparing our business plan for 2009 Exchange Performance

14 Exchange Performance SPX ADV 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec 2007 2008

15 Exchange Performance VIX ADV 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec 2007 2008

16 Exchange Performance TOTAL CBOE ADV 0 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 6,000,000 7,000,000 8,000,000 Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec 2007 2008

17 Exchange Performance CBOE Total Market Share 27% 28% 29% 30% 31% 32% 33% 34% 35% 36% 37% Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08

Demutualization Update

19 Status of the Proposed Settlement Several parties have raised objections to the terms of the Stipulation of Settlement filed in the Exercise Right Litigation The objections relate to the definition of the settlement class and to the criteria that must be satisfied in order for a person to become a participating settlement class member Following a court hearing on 9/29/08 regarding the objections, the parties agreed to two Amendments to the Stipulation of Settlement The Amendments changed the: Group A class member qualification date from 6/2/08 to 8/22/08 Group A and Group B class member eligibility date from 10/6/08 to 10/14/08 Group A class member holding period from 10/14/08 – 12/16/08 to 10/14/08 – 10/31/08

20 Status of the Proposed Settlement Neither of these Amendments represents a material change to the terms of the Stipulation of Settlement from the perspective of CBOE or its members The Court has not changed the date of the final settlement hearing – December 16, 2008 If the Delaware court approves the settlement between 12/16/08 and 12/31/08, and there are no appeals, the settlement will be final in January 2009 (30 days after court approval) CBOE would then seek to proceed with a demutualization vote in the spring of 2009 If the settlement is not approved or if there are appeals, the demutualization process will be delayed

21 The Demutualization Plan The S-4 document is posted on the CBOE website and we encourage all CBOE members to read it carefully Updates to the document are ongoing as the legal matters progress and CBOE financials are updated When the settlement has received final approval and CBOE has updated the S-4 with the requisite financial reports and other updates, we will proceed with a demutualization vote Demutualization will require the approval of a majority of those eligible to vote, which includes all voting CBOE members and Temporary Members, but not Interim Trading Permit holders It remains the intention of the Board that CBOE should assume access at the time of demutualization Under the settlement, no statement of intention with respect to dividends can be made until after final approval of the settlement and no dividend can be declared until after demutualization The new CBOE Holdings, Inc. and post-demutualization CBOE Boards of Directors will be named and presented in the final S-4

22 The Future following Demutualization Demutualization will allow CBOE to: Pursue an initial public offering (IPO), or Enter into a transaction or merger with another entity, or Remain a for-profit demutualized company The chosen course will be that which provides the greatest value to CBOE owners As a general estimate, an IPO could likely be accomplished 3-6 months following a demutualization, market conditions and SEC approval permitting A merger transaction would take considerably longer to complete, given the additional necessary approvals required If CBOE were to remain a for-profit demutualized company for some period of time, the question of dividends can be promptly addressed

Q&A